Exhibit 99.1

Sun Life Financial Reports First Quarter 2017 Results

The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. for the period ended March 31, 2017. Sun Life Financial Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life Financial", "we", "our", and "us". Unless otherwise noted, all amounts are in Canadian dollars. Beginning in the first quarter of 2017, we will no longer report operating net income and its related measures, operating earnings per share ("EPS")(1) and operating return on equity ("ROE")(1). The adjustments previously used to derive operating net income will continue to be used to derive underlying net income.

TORONTO, May 9, 2017 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the first quarter ended March 31, 2017. First quarter reported net income was $551 million and underlying net income(1) was $573 million.

	Q1'17	Q1'16
Reported net income ($ millions)	551	540
Underlying net income(1) ($ millions)	573	582

Reported EPS(2) ($)	0.89	0.88
Underlying EPS(1)(2) ($)	0.93	0.95

Reported ROE(1)	11.0%	11.5%
Underlying ROE(1)	11.5%	12.4%
•	Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio for Sun Life Assurance Company of Canada of 229%. The MCCSR ratio for Sun Life Financial Inc. was 249%, which includes cash and other liquid assets of $1.1 billion for Sun Life Financial Inc. and its wholly-owned holding companies(3)
•	Global assets under management of $927 billion compared to $903 billion as at December 31, 2016
•	An increase in the common share dividend declared of $0.015 to $0.435 per share

"Our first quarter results delivered $573 million in underlying net income and a 11.5% ROE," said Dean Connor, President and CEO, Sun Life Financial. "We achieved strong top line growth with a 58% increase in insurance sales and 13% increase in wealth sales, compared to the same period last year. Assets under management grew to $927 billion during the quarter, and our Canadian and Asia pillars performed well, however, we saw lower results in our U.S. business and MFS continued to experience recent trends in net outflows."

"In the quarter we continued to make it easier for Clients to do business with us, and to be more proactive. For example, for a portion of our Canadian plan sponsors whose employees use our new digital enrolment tool, we helped them get the most from their plans and this contributed to an increase in retirement savings in 70% of these plans. We also extended our reach to Clients, investing in a digital financial services platform in Vietnam, and acquiring Premier Dental Group, Inc. expanding our dental preferred provider network in the U.S. Elevating our Client focus goes hand in hand with supporting our growth momentum and achieving our medium-term objectives of 8% to 10% EPS growth, 12% to 14% ROE and a strong dividend payout ratio," Connor concluded.

____________________
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	All EPS measures refer to fully diluted EPS, unless otherwise stated. For underlying EPS, refer to Use of Non-IFRS Financial Measures.
(3)	For additional information, see the section under the heading Capital Management.

Operational Highlights

Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate. We detail our continued progress in these pillars below.

A Leader in Insurance and Wealth Solutions in our Canadian home market
SLF Canada delivered strong overall sales in the first quarter of 2017. Individual insurance sales doubled to $144 million, driven by strong third-party sales of participating whole life and universal life insurance as a result of tax legislation and product design changes. Individual Wealth sales of $1.7 billion were 16% above the same quarter of the prior year with continued growth from our wealth manufactured(1) products including SLGI(2)  mutual funds, Sun GIF(3) segregated funds and increases in fixed product sales.

Group Benefits ("GB") sales more than doubled and Group Retirement Services ("GRS") sales increased approximately 76% compared to the first quarter of 2016, primarily due to several large-case sales.

A Leader in global Asset Management
SLF Asset Management ended the first quarter with $643 billion in assets under management consisting of $587 billion (US$441 billion) from MFS Investment Management ("MFS") and $56 billion from Sun Life Investment Management ("SLIM"). MFS's net outflows of US$11.1 billion were primarily driven by institutional Client portfolio rebalancing and the trend to passive investing. SLIM had net inflows of $2.2 billion driven primarily by strong sales at Prime Advisors, Inc.

MFS long-term retail fund performance remained strong with 80%, 79% and 96% of MFS's U.S. retail mutual fund assets ranked in the top half of their Lipper categories based on three-, five- and ten-year performance, respectively, as of March 31, 2017.

A Leader in U.S. Group Benefits and International high net worth solutions
Group Benefits sales increased compared to the first quarter of 2016 reflecting a full quarter of production from our unified sales team and expanded product portfolio as a result of our U.S. employee benefits acquisition a year ago. This was partially offset by a decrease in stop-loss sales due to pricing actions taken to enhance profitability. International sales increased compared to the first quarter of the prior year.

A Leader in Asia through Distribution Excellence in Higher Growth Markets
SLF Asia individual insurance sales increased by 31% over the first quarter of the prior year, with growth in all markets. Increased sales were driven by a balance of organic growth and increases in ownership of our India, Indonesia and Vietnam businesses. Strong wealth sales in Asia of $2.9 billion were led by growth in India, at our joint venture mutual fund company, Birla Sun Life Asset Management, which manages over $40 billion in AUM and is the fourth largest mutual fund operation in India(4).

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(1)	Represents sales of individual wealth products developed by Sun Life, which include Sun Life Global Investments mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.
(2)	Sun Life Global Investments (Canada) Inc.
(3)	Sun Life Guaranteed Investment Funds
(4)	Based on average AUM in the first quarter of 2017.

How We Report Our Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life Financial", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial United States ("SLF U.S."), Sun Life Financial Asset Management ("SLF Asset Management"), Sun Life Financial Asia ("SLF Asia"), and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), and in accordance with the International Accounting Standard ("IAS") 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in our annual and interim management's discussion and analysis ("MD&A") and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

Updates to Non-IFRS measures

Beginning in the first quarter of 2017, we will no longer report operating net income and its related measures, operating EPS and operating return on equity ("ROE"), in order to streamline our use of non-IFRS financial measures. The adjustments previously used to derive operating net income will continue to be used to derive underlying net income.

Non-IFRS measures

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)	market related impacts, which include: (i) the impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; (ii) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period and on the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading Q1 2017 vs. Q1 2016 in the Financial Summary section in this document;
(b)	assumption changes and management actions, which include: (i) the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts and (ii) the impact on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities;
(c)	certain hedges in SLF Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(d)	fair value adjustments on MFS's share-based payment awards, that are settled with MFS's own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS's results with publicly traded asset managers in the United States;
(e)	acquisition, integration and restructuring amounts (including impacts related to acquiring and integrating acquisitions); and
(f)	other items that when removed assist in explaining our results from period to period.

Underlying EPS also excludes the dilutive impact of convertible instruments.

Other non-IFRS financial measures that we use include reported ROE, adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, life and health sales, premiums and deposits, adjusted premiums and deposits, assets under management ("AUM"), assets under administration, pre-tax operating profit margin for MFS, measures based on a currency adjusted basis, real estate market sensitivities, assumption changes and management actions, and effective income tax rate on an underlying net income basis.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted above, underlying EPS exclude the dilutive impact of convertible instruments.

Additional Information

Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Financial Summary

($ millions, unless otherwise noted)	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16
Net income (loss)
Reported net income (loss)	551	728	737	480	540
Underlying net income (loss)(1)	573	560	639	554	582
Diluted EPS ($)
Reported EPS (diluted)	0.89	1.18	1.20	0.78	0.88
Underlying EPS (diluted)(1)	0.93	0.91	1.04	0.90	0.95
Reported basic EPS ($)	0.90	1.19	1.20	0.78	0.88
Avg. common shares outstanding (millions)	614	613	613	613	612
Closing common shares outstanding (millions)	613.7	613.6	612.9	612.8	612.6
Dividends per common share ($)	0.42	0.42	0.405	0.405	0.39
MCCSR ratio for Sun Life Assurance(2)	229%	226%	221%	214%	216%
Return on equity (%)
Reported ROE(1)	11.0%	14.8%	15.4%	10.3%	11.5%
Underlying ROE(1)	11.5%	11.4%	13.4%	11.9%	12.4%
Premiums and deposits
Net premium revenue	3,564	4,419	3,888	3,563	3,178
Segregated fund deposits	3,437	3,691	2,294	2,834	2,731
Mutual fund sales(1)	24,180	22,344	23,115	20,007	19,262
Managed fund sales(1)	9,394	10,263	9,256	9,886	10,865
ASO premium and deposit equivalents(1)	1,718	1,705	1,623	1,745	1,790
Total premiums and deposits(1)	42,293	42,422	40,176	38,035	37,826
Assets under management
General fund assets	160,044	161,071	164,321	159,453	156,849
Segregated funds	101,055	97,167	95,386	91,463	89,795
Mutual funds, managed funds and other AUM(1)	666,176	645,037	648,393	613,687	613,874
Total AUM(1)	927,275	903,275	908,100	864,603	860,518
Capital
Subordinated debt and innovative capital instruments(3)	3,735	4,534	4,533	3,538	3,538
Participating policyholders' equity and non-controlling interests	586	412	351	193	186
Total shareholders' equity	22,225	21,956	21,604	20,898	20,737
Total capital	26,546	26,902	26,488	24,629	24,461

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance").
(3)	Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see Capital and Liquidity Management – Capital in our 2016 annual MD&A.

Q1 2017 vs. Q1 2016

The following table reconciles our reported net income and underlying net income and sets out the impact that other notable items had on our reported net income and underlying net income in the first quarters of 2017 and 2016.

	Quarterly results
($ millions, after-tax)	Q1'17	Q1'16
Reported net income	551	540
Equity market impact
Impact from equity market changes	18	(2)
Basis risk impact	2	(16)
Equity market impact(1)	20	(18)
Interest rate impact
Impact of interest rate changes	3	(51)
Impact of credit spread movements	(11)	9
Impact of swap spread movements	(16)	23
Interest rate impact(2)	(24)	(19)
Impact of changes in the fair value of real estate	15	(3)
Market related impacts	11	(40)
Assumption changes and management actions	1	(11)
Certain hedges in SLF Canada that do not qualify for hedge accounting	(2)	(13)
Fair value adjustments on MFS's share-based payment awards	(12)	7
Acquisition, integration and restructuring(3)	(20)	15
Underlying net income(4)	573	582

Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	18	42
Mortality	21	3
Morbidity	(6)	21
Credit	4	5
Lapse and other policyholder behaviour	(15)	(1)
Expenses	(7)	(6)
Other	(10)	(15)

(1)	Equity market impact consists of the impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period. Equity market impact also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(2)	Interest rate impact includes the impact of changes in interest rate that differ from our best estimate assumptions in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(3)	Acquisition, integration and restructuring amounts related primarily to the acquisition and integration of the U.S. employee benefits business acquired in 2016, the Bentall Kennedy group of companies and Ryan Labs Asset Management Inc. In the first quarter of 2016, these costs were more than offset by a non-cash gain of $31 million as a result of remeasuring our existing investment to fair value upon acquiring control over the operations of Sun Life Vietnam Insurance Company Limited ("Sun Life Vietnam").
(4)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income was $551 million in the first quarter of 2017, compared to $540 million in the first quarter of 2016. Reported net income in the first quarter of 2017 reflected the favourable effect of market related impacts, primarily driven by equity markets and increases in the fair value of real estate, partially offset by swap spreads and credit spreads. Reported net income also reflected the unfavourable impact of acquisition, integration and restructuring amounts and fair value adjustments on MFS's share-based payment awards. Reported net income also included the impact of assumption changes and management actions and certain hedges in SLF Canada that do not qualify for hedge accounting.  Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income was $573 million, compared to $582 million in the first quarter of 2016. Underlying net income in the first quarter of 2017 reflected favourable mortality experience in SLF Canada and SLF U.K. and gains from investing activities on insurance contract liabilities, partially offset by lapse and other policyholder behaviour experience and unfavourable mortality experience in SLF U.S.

Reported net income in the first quarter of 2016 reflected the unfavourable effect of market related impacts primarily driven by interest rates and equity markets. Reported net income also reflected the unfavourable impact of certain hedges in SLF Canada that do not qualify for hedge accounting and assumption changes and management actions and partially offset by the favourable impact of acquisition, integration and restructuring amounts and fair value adjustments on MFS's share-based payment awards.  Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income in the first quarter of 2016 reflected the positive impact of strong investing activities in the quarter and strong morbidity results, mainly in SLF U.S.'s Group Benefits business.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia, and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters.

Exchange Rate	Quarterly
	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16
Average
U.S. Dollar	1.323	1.335	1.304	1.289	1.373
U.K. Pounds	1.639	1.659	1.711	1.849	1.968
Period end
U.S. Dollar	1.331	1.343	1.313	1.292	1.300
U.K. Pounds	1.670	1.657	1.703	1.720	1.867

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis.

During the first quarter of 2017, our reported net income and underlying net income decreased by $21 million and decreased by $23 million, respectively, as a result of the impact of the movement of the Canadian dollar in the first quarter of 2017 relative to the average exchange rates in the first quarter of 2016.

Performance by Business Group

SLF Canada

SLF Canada is the Canadian market leader in the group market segments and is a leading provider of retail holistic advice, providing products and services to over six million people across Canada. Our distribution breadth, strong service culture, technology leadership and brand recognition provide an excellent platform for growth. SLF Canada has three main business units - Individual Insurance & Wealth, Group Benefits ("GB") and Group Retirement Services ("GRS") - which offer a full range of insurance, wealth and income products and services to employers, group members of company sponsored plans and individuals in their communities across Canada.

	Quarterly results
($ millions)	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16
Reported net income (loss)	266	398	184	185	169
Market related impacts	32	130	13	(5)	(24)
Assumption changes and management actions	7	17	(61)	(4)	(12)
Certain hedges that do not qualify for hedge accounting	(2)	8	6	(6)	(13)
Underlying net income (loss)(1)	229	243	226	200	218
Reported ROE (%)(1)	13.7	20.1	9.3	9.5	8.9
Underlying ROE (%)(1)	11.8	12.3	11.5	10.3	11.4
Reported net income (loss) by business unit
Individual Insurance & Wealth	133	291	58	75	85
Group Benefits	81	70	100	71	66
Group Retirement Services	52	37	26	39	18
Total reported net income (loss)	266	398	184	185	169

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q1 2017 vs. Q1 2016
SLF Canada's reported net income was $266 million in the first quarter of 2017, compared to $169 million in the first quarter of 2016. Reported net income in the first quarter of 2017 reflected the favourable effect of market related impacts primarily driven by equity markets. Reported net income in SLF Canada also includes the impact of assumption changes and management actions and the impact of certain hedges that do not qualify for hedge accounting, which are set out in the table above. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income in the first quarter of 2017 was $229 million, compared to $218 million in the first quarter of 2016. Underlying net income in the first quarter of 2017 reflected positive mortality experience in individual wealth business and GRS and investment activity on insurance contract liabilities, partially offset by expenses including investment in our wealth businesses.

Reported net income in the first quarter of 2016 reflected the unfavourable effect of market related impacts primarily driven by interest rates and equity markets, and the unfavourable impact of certain hedges that do not qualify for hedge accounting and assumption changes and management actions. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income in the first quarter of 2016 reflected gains from investment activities on insurance contract liabilities and net realized gains on available-for-sale ("AFS") assets, partially offset by growth in our expenses including investment in our individual wealth business.

Individual insurance sales doubled to $144 million, driven by strong third-party sales of participating whole life and universal life insurance as a result of tax legislation and product design changes. Individual Wealth sales of $1.7 billion were 16% above the same quarter of the prior year with continued growth from our wealth manufactured(1) products, including SLGI(2) mutual funds and Sun GIF(3) segregated funds and increases in fixed product sales.

Sales in Group Benefits of $307 million doubled compared to first quarter 2016 due to a large case sale. Group Retirement Services sales were 76% above the same quarter in 2016 due to large case defined contribution sales.

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(1)	Represents sales of individual wealth products developed by Sun Life, which include Sun Life Global Investment mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.
(2)	Sun Life Global Investments (Canada) Inc.
(3)	Sun Life Guaranteed Investment Funds

SLF U.S.

SLF U.S. has three business units: Group Benefits, International and In-force Management. Group Benefits provides insurance solutions to employers and employees including group life, disability, medical stop-loss, dental, and vision insurance products. Group Benefits also includes Disability Reinsurance Management Services, Inc., which provides turnkey disability risk management products and services to other insurance companies. International serves high net worth Clients in international markets, offering individual life insurance products, and manages a closed block of wealth products. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

	Quarterly results
(US$ millions)	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16
Reported net income (loss)	29	80	194	42	69
Market related impacts	(5)	25	27	(40)	1
Assumption changes and management actions	(11)	2	75	—	(2)
Acquisition, integration and restructuring(1)	(13)	(12)	(11)	(8)	(11)
Underlying net income (loss)(2)	58	65	103	90	81
Reported ROE (%)(2)	3.5	9.0	22.1	4.9	8.6
Underlying ROE (%)(2)	6.9	7.3	11.7	10.4	10.2
Reported net income (loss) by business unit
Group Benefits	8	20	14	11	28
International	9	19	157	23	23
In-force Management	12	41	23	8	18
Total reported net income (loss)	29	80	194	42	69
(C$ millions)
Reported net income (loss)	37	106	253	54	95
Underlying net income (loss)(2)	77	87	135	114	111

(1)	Acquisition, integration and restructuring amounts related to the acquisition and integration costs of the U.S. employee benefits business acquired in 2016 in Group Benefits.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q1 2017 vs. Q1 2016
SLF U.S.'s reported net income was C$37 million in the first quarter of 2017, compared to C$95 million in the first quarter of 2016. Underlying net income was C$77 million, compared to C$111 million in the first quarter of 2016. The impact from the movement of the Canadian dollar in the first quarter of 2017 relative to average exchange rates in the first quarter of 2016 decreased reported net income and underlying net income by C$1 million and C$3 million, respectively.

In U.S. dollars, SLF U.S.'s reported net income was US$29 million in the first quarter of 2017, compared to US$69 million in the first quarter of 2016. Reported net income in the first quarter of 2017 reflected the unfavourable impact of acquisition, integration and restructuring amounts and assumption changes and management actions. Reported net income also reflected unfavourable market related impacts primarily driven by changes in credit spreads and swap spreads, partially offset by equity market changes. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income was US$58 million in the first quarter of 2017, compared to US$81 million in the first quarter of 2016. The U.S. employee benefits business acquired in 2016 continues to perform in line with expectations. Underlying net income in the first quarter of 2017 reflected unfavourable mortality experience in In-force Management and Group Benefits, and unfavourable policyholder behaviour in International and In-force Management. Underlying net income also reflected unfavourable morbidity experience in stop-loss related to business written in 2016, partially offset by favourable morbidity experience in disability and dental. This quarter also included favourable tax items related to prior years and net realized gains on the sale of AFS assets.

Reported net income in the first quarter of 2016 reflected unfavourable impact of acquisition, integration and restructuring amounts and assumption changes and management actions. Reported net income also included market related impacts. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income in the first quarter of 2016 reflected the acquisition of the employee benefits business from the date of closing on March 1, 2016. Underlying net income also reflected favourable morbidity experience in Group Benefits and favourable mortality experience in In-force Management and International, partially offset by unfavourable mortality experience in Group Benefits.

Group Benefits sales in the life and disability, and dental and vision businesses of US$60 million increased 33% compared to the first quarter of 2016 reflecting a full quarter of production from our unified sales team and expanded product portfolio as a result of our U.S. employee benefits acquisition. Stop-loss sales of US$32 million decreased 14% driven by pricing actions. International sales of US$21 million increased compared to the first quarter of the prior year.

SLF Asset Management

SLF Asset Management is our asset management segment composed of MFS Investment Management ("MFS") and Sun Life Investment Management ("SLIM").

MFS is a premier global asset management firm which offers a comprehensive selection of products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products and retirement strategies.

SLIM is an institutional investment management business which delivers customized fixed income solutions, including liability-driven investing and a suite of alternative, yield-oriented asset classes, including private fixed income, real estate and commercial mortgages. SLIM consists of the businesses of the Bentall Kennedy group of companies ("Bentall Kennedy"), Prime Advisors, Inc. ("Prime Advisors"), Ryan Labs Asset Management Inc. ("Ryan Labs") and Sun Life Institutional Investments (Canada) Inc. that offer a comprehensive set of capabilities to institutional investors.

	Quarterly results
SLF Asset Management (C$ millions)	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16
Reported net income	171	198	181	173	177
Fair value adjustments on MFS's share-based payment awards	(12)	10	(7)	20	7
Underlying net income(1)	183	188	188	153	170
Assets under management (C$ billions)(1)	642.8	624.8	629.7	597.8	601.0
Gross sales (C$ billions)(1)	30.3	29.5	30.0	28.2	28.6
Net sales (C$ billions)(1)	(12.5)	(10.4)	0.1	(0.8)	(1.1)
MFS (C$ millions)
Reported net income	164	189	174	166	171
Fair value adjustments on MFS's share-based payment awards	(12)	10	(7)	20	7
Underlying net income(1)	176	179	181	146	164
Assets under management (C$ billions)(1)	586.9	571.6	578.6	549.2	544.0
Gross sales (C$ billions)(1)	27.3	26.3	28.2	26.9	26.8
Net sales (C$ billions)(1)	(14.7)	(12.7)	(1.2)	(1.3)	(1.5)
(US$ millions)
Reported net income	124	142	133	129	124
Fair value adjustments on MFS's share-based payment awards	(9)	7	(5)	15	5
Underlying net income(1)	133	135	138	114	119
Pre-tax operating profit margin ratio(1)	36%	35%	38%	35%	37%
Average net assets (US$ billions)(1)	437.6	426.9	437.8	423.0	398.9
Assets under management (US$ billions)(1)(2)	440.9	425.6	440.8	425.0	418.3
Gross sales (US$ billions)(1)	20.6	19.8	21.6	20.8	19.5
Net sales (US$ billions)(1)	(11.1)	(9.5)	(0.9)	(1.0)	(1.1)
Asset appreciation (depreciation) (US$ billions)	26.4	(5.6)	16.7	7.7	6.2
S&P 500 Index (daily average)	2,324	2,185	2,161	2,074	1,952
MSCI EAFE Index (daily average)	1,749	1,660	1,678	1,648	1,594
SLIM (C$ millions)
Reported net income and underlying net income(1)	7	9	7	7	6
Assets under management (C$ bilions)(1)	55.9	53.2	51.1	48.6	57.0
Gross sales (C$ billions)(1)	3.0	3.2	1.8	1.3	1.8
Net sales (C$ billions)(1)	2.2	2.3	1.3	0.5	0.4

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found in the "About MFS" section of its website at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS's U.S. GAAP assets and liabilities as at December 31, 2016.

Q1 2017 vs. Q1 2016

SLF Asset Management's reported net income was C$171 million in the first quarter of 2017, compared to C$177 million in the first quarter of 2016. SLF Asset Management had underlying net income of C$183 million in the first quarter of 2017, compared to C$170 million in the first quarter of 2016. The impact from the movement of the Canadian dollar in the first quarter of 2017 relative to average exchange rates in the first quarter of 2016 decreased reported net income and underlying net income by C$6 million and C$7 million, respectively.

SLF Asset Management's reported net income decreased compared to the same quarter in 2016 primarily due to the Fair value adjustments on MFS's share-based payment awards. Underlying net income increased in the first quarter of 2017 compared to the same period in 2016 primarily driven by MFS's underlying net income as described below, while SLIM's net income was C$7 million compared to C$6 million in the first quarter of 2016.

In U.S. dollars, MFS's reported net income was US$124 million in both the first quarter of 2017 and the first quarter of 2016. MFS's underlying net income was US$133 million in the first quarter of 2017, compared to US$119 million in the first quarter of 2016. MFS's underlying net income increased in the first quarter of 2017 compared to the same period in 2016, primarily due to higher average net assets and lower taxes. MFS's pre-tax operating profit margin ratio was 36% in the first quarter of 2017, down from 37% in the first quarter of 2016 due primarily to higher operating costs.

SLF Asset Management's AUM was C$642.8 billion as at March 31, 2017, compared to C$624.8 billion as at December 31, 2016. The increase in AUM was primarily due to asset appreciation of C$35.3 billion, partially offset by net outflows. MFS's AUM was US$440.9 billion (C$586.9 billion) as at March 31, 2017, compared to US$425.6 billion (C$571.6 billion) as at December 31, 2016. The increase of US$15.3 billion was primarily driven by gross sales of US$20.6 billion and asset appreciation of US$26.4 billion, partially offset by redemptions of US$31.7 billion. Net outflows at MFS were primarily driven by institutional Client portfolio rebalancing and the trend to passive investing. 80%, 79% and 96% of MFS's retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively, as of March 31, 2017.

SLIM's AUM was C$55.9 billion as at March 31, 2017, compared to C$53.2 billion as at December 31, 2016. This increase was primarily due to net sales of $2.2 billion.

SLF Asia

SLF Asia operates through subsidiaries in the Philippines, Hong Kong, Indonesia, and Vietnam, as well as through joint ventures and associates with local partners in the Philippines, India, China, and Malaysia. We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong, India, Malaysia, and Vietnam. We have also established asset management companies either directly or through joint ventures and associates in the Philippines, China, and India. We distribute these insurance and wealth products to middle- and upper-income individuals, groups and affinity Clients through multiple distribution channels.

	Quarterly results
($ millions)	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16
Reported net income (loss)	73	58	92	68	91
Market related impacts	(6)	6	5	(13)	(11)
Assumption changes and management actions	—	(9)	4	(4)	3
Acquisition, integration and restructuring(1)	—	(1)	3	—	31
Underlying net income (loss)(2)	79	62	80	85	68
Reported ROE (%)(2)	6.9	5.5	9.0	7.2	10.0
Underlying ROE (%)(2)	7.4	5.8	7.8	9.0	7.6

(1)	In the first quarter of 2016, amounts consisted of an adjustment for a non-cash gain of $31 million to our reported net income as a result of remeasuring our existing investment to fair value upon acquiring control over the operations of Sun Life Vietnam.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q1 2017 vs. Q1 2016
SLF Asia's reported net income was $73 million in the first quarter of 2017, compared to reported net income of $91 million in the first quarter of 2016. Underlying net income was $79 million, compared to $68 million in the first quarter of 2016. The impact from the movement of the Canadian dollar in the first quarter of 2017 relative to average exchange rates in the first quarter of 2016 reduced reported net income and underlying net income by $5 million.

Reported net income in the first quarter of 2017 reflected less unfavourable market related impacts primarily driven by interest rates compared to the first quarter of 2016. The first quarter of 2016 also reflected the favourable impact of acquisition, integration and restructuring amounts related to remeasuring our existing investment to fair value upon acquiring control over the operations of Sun Life Vietnam. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income in the first quarter of 2017 was $79 million, compared to $68 million in the first quarter of 2016. Compared to the first quarter of 2016, underlying net income in the first quarter of 2017 reflected business growth, partially offset by unfavourable impact of foreign exchange. Net income in both periods reflected the favourable effect of net realized gains on the sale of AFS assets.

Total individual insurance sales of $166 million increased 31% compared to the first quarter of 2016. On a constant currency basis, individual insurance sales increased 38%. Sales increased in all markets driven by organic growth as well as our increase in ownership in Indonesia, Vietnam and India.

Strong wealth sales in Asia of $2.9 billion were led by growth in India, at our joint venture mutual fund company, Birla Sun Life Asset Management, which manages over $40 billion in AUM and is the fourth largest mutual fund operation in India(1).

Corporate

Corporate includes the results of our United Kingdom business unit ("SLF U.K.") and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital, and other items that have not been allocated to our other business segments. SLF U.K. has a run-off block of business which has been closed to new business and focuses on supporting existing Clients.

	Quarterly results
($ millions)	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16
Reported net income (loss)	4	(32)	27	—	8
Market related impacts	(8)	(6)	4	(4)	(7)
Assumption changes and management actions	9	—	13	—	1
Acquisition, integration and restructuring(1)	(2)	(6)	—	2	(1)
Underlying net income (loss)(2)	5	(20)	10	2	15
Reported net income (loss) by business unit
SLF U.K.	45	26	86	32	40
Corporate Support	(41)	(58)	(59)	(32)	(32)
Total reported net income (loss)	4	(32)	27	—	8

(1)	Acquisition, integration and restructuring amounts consisted primarily of acquisition and integration costs from Bentall Kennedy, Prime Advisors and Ryan Labs in Corporate Support.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q1 2017 vs. Q1 2016
Corporate had reported net income of $4 million in the first quarter of 2017, compared to $8 million in the first quarter of 2016. Reported net income in Corporate in the first quarter of 2017 reflected the favourable impact of assumption changes and management actions, offset by the unfavourable impact of market related impacts driven by equity markets. Reported net income also included the impact of acquisition, integration and restructuring amounts.

Underlying net income was $5 million, compared to underlying net income of $15 million in the first quarter of 2016. The impact from the movement of the Canadian dollar relative to the U.K. pound in the first quarter of 2017 relative to average exchange rates in the first quarter of 2016 decreased reported net income by C$9 million and underlying net income by C$8 million.

SLF U.K.'s reported net income in the first quarter of 2017 reflected favourable mortality experience and assumption changes and management actions, partially offset by equity market impacts. Reported net income in the first quarter of 2016 reflected the favourable impact of investment activity and policyholder behaviour, partially offset by equity markets and interest rates.

Corporate Support had a reported net loss of $41 million in the first quarter of 2017, compared to a reported net loss of $32 million in the first quarter of 2016. The first quarter of 2016 reflected favourable experience in our Run-off reinsurance business.

____________________
(1)	Based on average AUM in the first quarter of 2017.

Additional Financial Disclosure

Revenue

	Quarterly results
($ millions)	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16
Premiums
Gross	4,733	5,592	4,937	4,639	4,259
Ceded	(1,169)	(1,173)	(1,049)	(1,076)	(1,081)
Net premiums	3,564	4,419	3,888	3,563	3,178
Net investment income
Interest and other investment income	1,314	1,366	1,359	1,339	1,425
Fair value(1) and foreign currency changes on assets and liabilities	658	(4,902)	1,182	3,223	2,730
Net gains (losses) on available-for-sale assets	55	41	53	54	75
Fee income	1,418	1,442	1,410	1,354	1,374
Total revenue	7,009	2,366	7,892	9,533	8,782
Adjusted revenue(2)	7,259	8,093	7,617	7,222	6,740

(1)	Represents the change in fair value of fair value through profit or loss ("FVTPL") assets and liabilities.
(2)	Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in SLF Canada's GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Revenue in the first quarter of 2017 was $7.0 billion, compared to $8.8 billion in the first quarter of 2016. The decrease was mainly attributable to lower net gains in the fair value of FVTPL assets largely due to relatively larger decreases in interest rates and credit spreads in the first quarter in 2016, partially offset by higher net premium revenue in SLF U.S. and SLF Canada. The currency impact from the change in the Canadian dollar relative to average exchange rates in the first quarter of 2016 decreased revenue by $190 million. Adjusted revenue was $7.3 billion in the first quarter of 2017, $0.6 billion higher compared to the first quarter of 2016. The increase was primarily driven by higher net premium revenue in SLF U.S. and SLF Canada, increased fee income from SLF Asset Management, SLF Canada and SLF Asia, partially offset by lower net premium revenue in SLF Asia and decreased interest and other investment income.

Premiums and Deposits

	Quarterly results
($ millions)	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16
Net premium revenue	3,564	4,419	3,888	3,563	3,178
Segregated fund deposits	3,437	3,691	2,294	2,834	2,731
Mutual fund sales(1)	24,180	22,344	23,115	20,007	19,262
Managed fund sales(1)	9,394	10,263	9,256	9,886	10,865
ASO premium and deposit equivalents(1)	1,718	1,705	1,623	1,745	1,790
Total premiums and deposits(1)	42,293	42,422	40,176	38,035	37,826
Total adjusted premiums and deposits(1)(2)	44,374	44,112	42,677	40,769	38,514

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada's GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Premiums and deposits were $42.3 billion in the first quarter of 2017, compared to $37.8 billion in the first quarter of 2016. Adjusted premiums and deposits of $44.4 billion in the first quarter of 2017 increased $5.9 billion from the first quarter of 2016. In both cases, the increase was mainly the result of increased mutual fund sales, higher segregated fund deposits and net premium revenue, partially offset by lower managed fund sales and ASO premium and deposit equivalents. The currency impact from the change in the Canadian dollar relative to average exchange rates in the first quarter of 2016 decreased total premiums and deposits by approximately $1.3 billion.

Net premium revenue was $3.6 billion in the first quarter of 2017, compared to $3.2 billion in the first quarter of 2016. The increase was primarily driven by the U.S. employee benefits business acquired in 2016 in SLF U.S., the growth of premiums in individual insurance and wealth business in SLF Canada, partially offset by decreases in Hong Kong in SLF Asia and the currency impact from the change in the Canadian dollar.

Segregated fund deposits were $3.4 billion in the first quarter of 2017, compared to $2.7 billion in the first quarter of 2016. The increase was primarily due to increase in GRS in SLF Canada.

Sales of mutual funds were $24.2 billion in the first quarter of 2017, an increase of $4.9 billion over the first quarter of 2016. The higher mutual fund sales largely reflected increased sales from MFS and India in SLF Asia, partially offset by the currency impact from the change in the Canadian dollar. Sales of managed funds were $9.4 billion in the first quarter of 2017, compared to $10.9 billion in the first quarter of 2016. The decreased managed fund sales was primarily due to lower sales in MFS and the currency impact from the change in the Canadian dollar, partially offset by increases from SLIM as well as Hong Kong in SLF Asia.

ASO premium and deposit equivalents in the first quarter of 2017 were down $0.1 billion compared to the same period last year, primarily attributable to a decrease in Hong Kong in SLF Asia.

Sales

In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International. In SLF Asia, life and health sales consist of the individual and group life and health sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Birla Sun Life Asset Management Company's equity and fixed income mutual fund sales based on our proportionate equity interest. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales.

($ millions)	Q1'17	Q1'16
Life and health sales(1)
SLF Canada	451	221
SLF U.S.	149	129
SLF Asia	172	138
Total life and health sales	772	488
Wealth sales(1)
SLF Canada	4,403	3,017
SLF Asia	2,897	1,578
Total wealth sales excluding SLF Asset Management	7,300	4,595
SLF Asset Management sales(1)	30,306	28,608
Total wealth sales	37,606	33,203

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Total Company life and health sales were $772 million in the first quarter of 2017, compared to $488 million in the same period last year.

•	SLF Canada life and health sales were $451 million in the first quarter of 2017, compared to $221 million in the first quarter of 2016 due to higher sales in GB and Individual Insurance
•	SLF U.S. life and health sales were $149 million in the first quarter of 2017, compared to $129 million in the first quarter of 2016, reflecting a full quarter of sales from the acquisition of the U.S. employee benefits business in 2016 and higher sales in International, partially offset by decreased stop-loss sales and the currency impact from the change in the Canadian dollar
•	SLF Asia life and health sales were $172 million in the first quarter of 2017, compared to $138 million in the first quarter of 2016, mainly attributable to higher sales driven by a balance of organic growth and increases in ownership of our India, Indonesia and Vietnam businesses. The increase was partially offset by the currency impact from the change in the Canadian dollar

Total Company wealth sales were $37.6 billion in the first quarter of 2017, compared to $33.2 billion in the first quarter of 2016.

•	SLF Canada wealth sales were $4.4 billion in the first quarter of 2017, compared to $3.0 billion in the first quarter of 2016, reflecting higher sales in GRS and individual wealth business
•	SLF Asia wealth sales were $2.9 billion in the first quarter of 2017, compared to $1.6 billion in the first quarter of 2016, primarily led by growth in India, partially offset by the currency impact from the change in the Canadian dollar
•	SLF Asset Management gross sales were $30.3 billion in the first quarter of 2017, compared to $28.6 billion in the first quarter of 2016, largely attributable to higher fund sales from both MFS and SLIM, partially offset by the currency impact from the change in the Canadian dollar

Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $927.3 billion as at March 31, 2017, compared to AUM of $903.3 billion as at December 31, 2016. The increase in AUM of $24.0 billion between December 31, 2016 and March 31, 2017 resulted primarily from:

(i)	favourable market movements on the value of mutual funds, managed funds, and segregated funds of $39.5 billion; and
(ii)	an increase of $0.7 billion from the change in value of FVTPL assets and liabilities; partially offset by
(iii)	net outflow of mutual, managed, and segregated funds of $10.2 billion;
(iv)	a decrease of $4.9 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016; and
(v)	a decrease of $1.1 billion from all other business activities including the redemption of $0.8 billion of subordinated debt.

Changes in the Statements of Financial Position and in Shareholders' Equity

Total general fund assets were $160.0 billion as at March 31, 2017, compared to $161.1 billion as at December 31, 2016. The decrease in general fund assets from December 31, 2016 was primarily a result of a decrease of $1.3 billion from business activities and $0.5 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016, partially offset by an increase of $0.7 billion from the change in value of FVTPL assets and liabilities.

Insurance contract liabilities (excluding other policy liabilities and assets) of $108.8 billion as at March 31, 2017 increased by $0.4 billion compared to December 31, 2016, mainly due to balances arising from new policies, partially offset by the currency impact from the change in the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016.

Shareholders' equity, including preferred share capital, was $22.2 billion as at March 31, 2017, compared to $22.0 billion as at December 31, 2016. The increase in shareholders' equity was primarily due to:

(i)	shareholders' net income of $0.6 billion in 2017, before preferred share dividends of $23 million;
(ii)	net unrealized gains on AFS assets in OCI of $70 million;
(iii)	an increase of $10 million from other comprehensive income ("OCI") of joint ventures and associates; and
(iv)	$3 million from stock options exercised and $2 million from stock-based compensation; partially offset by
(v)	common share dividend payments of $258 million;
(vi)	a decrease of $97 million from the change of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016; and
(vii)	changes in liabilities for defined benefit plans of $8 million.

As at April 28, 2017, SLF Inc. had 613,679,213 common shares, 3,358,407 options to acquire SLF Inc. common shares, and 92,200,000 Class A Shares outstanding.

Cash Flows

	Quarterly results
($ millions)	Q1'17	Q1'16
Net cash and cash equivalents, beginning of period	6,509	6,512
Cash flows provided by (used in):
Operating activities	(618)	321
Investing activities	18	(1,274)
Financing activities	(1,173)	(63)
Changes due to fluctuations in exchange rates	(31)	(287)
Increase (decrease) in cash and cash equivalents	(1,804)	(1,303)
Net cash and cash equivalents, end of period	4,705	5,209
Short-term securities, end of period	2,125	2,185
Net cash, cash equivalents and short-term securities, end of period	6,830	7,394

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided in and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The lower cash flows used in investing activities in the first quarter of 2017 compared to the same period last year were primarily due to the acquisition of the U.S. employee benefits business in the first quarter of 2016. The higher cash flows used in financing activities in the first quarter of 2017 compared to the same period last year were largely attributable to the redemption of subordinated debentures in the first quarter of 2017 and the issuance of subordinated debentures in the same period last year.

Income Taxes

In the first quarter of 2017, our effective tax rates on reported net income and underlying net income(1) were 19.6%, and 17.5%, respectively. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%.

_______________________
(1)	Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, excluding amounts attributable to participating policyholders.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15	Q2'15

Total revenue	7,009	2,366	7,892	9,533	8,782	5,567	4,693	1,682

Common shareholders' net income (loss)
Reported	551	728	737	480	540	536	482	726
Underlying(1)	573	560	639	554	582	646	528	615
Diluted EPS ($)
Reported	0.89	1.18	1.20	0.78	0.88	0.87	0.79	1.18
Underlying(1)	0.93	0.91	1.04	0.90	0.95	1.05	0.86	1.00
Basic reported EPS ($)
Reported	0.90	1.19	1.20	0.78	0.88	0.88	0.79	1.19
Reported net income (loss) by segment
SLF Canada	266	398	184	185	169	210	127	337
SLF U.S.	37	106	253	54	95	100	64	134
SLF Asset Management	171	198	181	173	177	177	204	162
SLF Asia	73	58	92	68	91	73	77	93
Corporate	4	(32)	27	—	8	(24)	10	—
Total reported net income (loss)	551	728	737	480	540	536	482	726
Underlying net income (loss) by segment(1)
SLF Canada	229	243	226	200	218	269	174	250
SLF U.S.	77	87	135	114	111	158	97	105
SLF Asset Management	183	188	188	153	170	183	176	173
SLF Asia	79	62	80	85	68	52	67	71
Corporate	5	(20)	10	2	15	(16)	14	16
Total underlying net income (loss)(1)	573	560	639	554	582	646	528	615

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Fourth Quarter 2016
Reported net income was $728 million in the fourth quarter of 2016, reflecting favourable interest rate impacts. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $560 million, reflecting positive credit experience and a lower level of gains from investing activity on insurance contract liabilities. This was partially offset by unfavourable expense experience, reflecting incentive compensation costs arising from overall strong business performance and investment in growing our businesses. We also experienced unfavourable morbidity results mainly in the U.S.

Third Quarter 2016
Reported net income was $737 million in the third quarter of 2016, reflecting favourable equity markets, interest rates, and assumption changes and management actions. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $639 million, reflecting higher levels of gains from investment activities on insurance contract liabilities, positive credit experience, and other experience items. This was partially offset by mortality and expense experience, including investment in growing our businesses.

Second Quarter 2016
Reported net income was $480 million in the second quarter of 2016, reflecting unfavourable impact of interest rates. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $554 million, reflecting unfavourable morbidity experience, mainly in SLF U.S. Group Benefits notably from the stop-loss insurance business, and expense experience including investment in growing our businesses. This was partially offset by gains from investment activity on insurance contract liabilities and positive credit experience.

First Quarter 2016
Reported net income was $540 million in the first quarter of 2016, reflecting unfavourable impacts from interest rates and equity markets. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $582 million, reflecting favourable impact of strong investing activities and positive morbidity experience.

Fourth Quarter 2015
Reported net income was $536 million in the fourth quarter of 2015 reflecting costs related to acquisition, integration and restructuring and unfavourable interest rate impact. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $646 million, reflecting favourable impact from investment activity on insurance contract liabilities largely in SLF Canada and SLF U.S., positive credit, morbidity and mortality experience, and other experience items including a change to post-retirement benefit liabilities in SLF U.S., partially offset by unfavourable expense experience including investment in growing our businesses.

Third Quarter 2015
Reported net income was $482 million in the third quarter of 2015, reflecting unfavourable equity market impact, partially offset by favourable impact from interest rates and assumption changes and management actions. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $528 million, reflecting favourable impact from investment activity on insurance contract liabilities, positive credit experience and policyholder behaviour. These items were partially offset by unfavourable morbidity and mortality experience, expense experience, and other experience items.

Second Quarter 2015
Reported net income was $726 million in the second quarter of 2015, reflecting positive interest rate impact. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $615 million, reflecting higher level of gains from investment activity on insurance contract liabilities, positive mortality, credit, morbidity experience, and business growth. These items were partially offset by unfavourable expense experience including investment in growing our businesses.

Investments

We had total general fund invested assets of $141.7 billion as at March 31, 2017, compared to $142.4 billion as at December 31, 2016. General fund invested assets decreased by $0.7 billion as increases in assets carried at fair value due to positive market movement were more than offset by reductions including the redemption of subordinated debt and the impact of the strengthening Canadian dollar. Our general fund is primarily invested in fixed income instruments, including debt securities and mortgages and loans, with 85.1% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 4.1% and 4.7% of the portfolio, respectively, and the remaining 6.1% of the portfolio consisted of policy loans, derivative assets, and other invested assets. Our general fund invested assets are well diversified across investment types, geographies, and sectors.

The following table sets out the composition of our general fund invested assets.(1)

	March 31, 2017		December 31, 2016
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	6,939	4.9%	8,642	6.1%
Debt securities – FVTPL	60,312	42.5%	59,466	41.9%
Debt securities – AFS	12,563	8.9%	12,421	8.7%
Equity securities – FVTPL	5,000	3.5%	5,016	3.5%
Equity securities – AFS	798	0.6%	758	0.5%
Mortgages and loans	40,875	28.8%	40,775	28.6%
Derivative assets	1,538	1.1%	1,608	1.1%
Other invested assets	3,970	2.8%	3,931	2.8%
Policy loans	3,135	2.2%	3,141	2.2%
Investment properties	6,595	4.7%	6,592	4.6%
Total invested assets	141,725	100%	142,350	100%

(1)	The invested asset values and ratios presented are based on the carrying value of the respective asset categories. The carrying values for FVTPL and AFS invested assets are generally equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

Energy

As a leading international financial services organization we have a highly diversified portfolio that includes a variety of investment types spread across a broad range of sectors and geographies. As at March 31, 2017, our direct exposure to energy through our debt securities and loan holdings was approximately $5.3 billion or 4% of total invested assets, and our indirect exposure through our mortgage and real estate holdings was approximately $2.9 billion(1) or 2% of total invested assets.

Debt Securities and Loans
As at March 31, 2017, our holdings in debt securities and loans in the energy sector were $5.3 billion (compared to $5.4 billion as at December 31, 2016). The credit quality of our portfolio is stable and remains strong, holding steady at 93% investment grade(2).

Mortgage and Real Estate
Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. Our most significant property holdings impacted by the oil and gas sector are located in Alberta, where our real estate holdings represented approximately 19% of our global real estate portfolio and our uninsured mortgage holdings represented approximately 5% of our global mortgage portfolio as at March 31, 2017. As energy prices remain below peak 2014 levels, market fundamentals within the province continue to deteriorate resulting in rising vacancy levels and lower rental rates. Should these trends continue, there may be further reductions in real estate valuations in the province particularly in the office sector.

Within our Alberta mortgage and real estate portfolio, there has been no significant increase in arrears, mortgage defaults, and tenant insolvencies. There has been downward pressure on real estate in the province of Alberta, and we continue to closely monitor the effects of market changes in the energy sector on the real estate and mortgage portfolios.

____________________
(1)	The indirect exposure from mortgages and real estate includes real estate holdings and uninsured mortgages in Alberta and Texas.
(2)	The credit risk ratings were established in accordance with the process described in our annual MD&A under the heading Risk Categories - Credit Risk Management Governance and Control.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. As at March 31, 2017, we held $72.9 billion of debt securities, representing 51.4% of our total invested assets compared to $71.9 billion representing 50.6% as at December 31, 2016. Debt securities with a credit rating of "A" or higher represented 69.9% of the total debt securities as at March 31, 2017, compared to 69.6% as at December 31, 2016. Debt securities with a credit rating of "BBB" or higher represented 97.8% of total debt securities as at March 31, 2017, compared to 97.6% as at December 31, 2016.

Corporate debt securities not issued or guaranteed by sovereign, regional, and municipal governments represented 64.5% of our total debt securities as at March 31, 2017, compared to 64.4% as at December 31, 2016. Total government issued or guaranteed debt securities as at March 31, 2017 were $25.9 billion, compared to $25.6 billion as at December 31, 2016. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at March 31, 2017.

The carrying value of debt securities of governments and financial institutions by geographic location is presented in the following table.

Debt Securities of Governments and Financial Institutions by Geography

	March 31, 2017		December 31, 2016
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	17,739	1,589	17,371	1,476
United States	1,733	4,900	1,890	4,733
United Kingdom	2,280	1,046	2,201	1,085
Philippines	2,574	15	2,619	15
Eurozone(1)	221	749	219	697
Other	1,355	1,353	1,305	1,297
Total	25,902	9,652	25,605	9,303

(1)	Our investments in Eurozone countries primarily included the Netherlands, Spain, Germany, and France. Of our exposure to Eurozone countries, 99.9% was rated investment grade and 84.6% had a credit rating of "A" or higher as at March 31, 2017 and 99.8% was rated investment grade and 83.5% had a credit rating of "A" or higher as at December 31, 2016.

Our gross unrealized losses as at March 31, 2017 for FVTPL and AFS debt securities were $0.55 billion and $0.09 billion, respectively, compared with $0.72 billion and $0.14 billion, respectively, as at December 31, 2016.

Our debt securities as at March 31, 2017 included $9.7 billion invested in the financial sector, representing 13.2% of our total debt securities, or 6.8% of our total invested assets. This compares to $9.3 billion, representing 12.9% of the debt security portfolio, or 6.5% of our total invested assets as at December 31, 2016.

Our debt securities as at March 31, 2017 included $6.2 billion of asset-backed securities, representing 8.5% of our total debt securities, or 4.4% of our total invested assets. This compares to $5.9 billion representing 8.3% of total debt securities, or 4.2% of our total invested assets as at December 31, 2016.

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at March 31, 2017, we had $40.9 billion in mortgages and loans, representing 28.8% of our total invested assets, compared to $40.8 billion representing 28.6% as at December 31, 2016. Our mortgage portfolio consisted almost entirely of first mortgages, and our loan portfolio consisted of private placement assets.

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	March 31, 2017			December 31, 2016
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,353	13,175	21,528	8,234	13,120	21,354
United States	6,987	8,528	15,515	7,162	8,562	15,724
United Kingdom	—	1,032	1,032	—	803	803
Other	—	2,800	2,800	—	2,894	2,894
Total	15,340	25,535	40,875	15,396	25,379	40,775

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.

As at March 31, 2017, we held $15.3 billion of mortgages, compared to $15.4 billion as at December 31, 2016. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial, and land properties. As at March 31, 2017, 27.3% of our commercial mortgage portfolio consisted of multi-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of 55% as at March 31, 2017, consistent with December 31, 2016. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation ("CMHC"). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.75 times. Of the $3.1 billion of multi-family residential loans in the Canadian commercial mortgage portfolio, 91.0% were insured by the CMHC. There are no single family mortgages in our mortgage portfolio.

As at March 31, 2017, we held $25.5 billion of loans, compared to $25.4 billion as at December 31, 2016. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment, and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

The carrying value and allowance for mortgages and loans past due or impaired is presented in the following table.

Mortgages and Loans Past Due or Impaired

	March 31, 2017
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,325	25,468	40,793	—		—	—
Past due:
Past due less than 90 days	—	1	1	—		—	—
Past due 90 days or more	—	—	—	—		—	—
Impaired	38	97	135	23	(1)	31	54
Total	15,363	25,566	40,929	23		31	54
	December 31, 2016
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,378	25,379	40,757	—		—	—
Past due:
Past due less than 90 days	2	—	2	—		—	—
Past due 90 days or more	—	—	—	—		—	—
Impaired	39	7	46	23	(1)	7	30
Total	15,419	25,386	40,805	23		7	30

(1)	Includes $21 million of sectoral provisions as at March 31, 2017, consistent with December 31, 2016.

Our impaired mortgages and loans, net of allowance for losses, were $81 million as at March 31, 2017, compared to $16 million as at December 31, 2016. The increase of $65 million in impaired loans was due to the addition of two creditors in the quarter.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at March 31, 2017 was $2,258 million compared to $2,247 million as at December 31, 2016. The increase of $11 million was primarily due to increases in the provision for assets purchased, net of dispositions, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

Derivative Instruments

($ millions)	March 31, 2017	December 31, 2016
Net fair value asset (liability)	(688)	(904)
Total notional amount	54,291	54,350
Credit equivalent amount	503	510
Risk-weighted credit equivalent amount	5	5

The total notional amount of derivatives in our portfolio decreased to $54.3 billion as at March 31, 2017, from $54.4 billion as at December 31, 2016.

The net fair value of derivatives was a net liability of $688 million as at March 31, 2017, compared to a net liability of $904 million as at December 31, 2016. The increase in net fair value was due primarily to the impact of the strengthening of the Canadian dollar against the U.S. dollar relative to the fourth quarter of 2016 on foreign exchange contracts.

Capital Management

Our total capital consists of subordinated debt and other capital instruments, participating policyholders' equity, and total shareholders' equity which includes common shareholders' equity and preferred shareholders' equity. As at March 31, 2017, our total capital was $26.5 billion, compared to $26.9 billion as at December 31, 2016. The slight decrease in total capital was primarily due to the redemption of $800 million of subordinated debt detailed below and the payment of $258 million of dividends on common shares, partially offset by the result of common shareholders' net income of $551 million.

The legal entity, SLF Inc. (the ultimate parent company), and its wholly-owned holding companies had $1,095 million in cash and other liquid assets as at March 31, 2017 ($1,616 million as at December 31, 2016). The decrease in liquid assets in these holding companies in the first quarter of 2017 was primarily attributable to the redemption of $800 million subordinated debt detailed below, which was partially offset by cash generated from the businesses during the quarter. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities.

On March 2, 2017, SLF Inc. completed the redemption of all of its outstanding $800 million principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures.

As at March 31, 2017, Sun Life Assurance's MCCSR ratio was 229%, compared to 226% as at December 31, 2016. The increase in Sun Life Assurance's MCCSR ratio over the period primarily resulted from the contribution of earnings net of dividends.

As at March 31, 2017, SLF Inc.'s MCCSR ratio was 249%, compared to 253% as at December 31, 2016. The primary difference between the MCCSR ratio of SLF Inc. and Sun Life Assurance relates to cash and liquid assets held at the holding company level of $1,095 million as discussed above and capital related to certain insurance subsidiaries held directly by SLF Inc.

On September 12, 2016, the Office of the Superintendent of Financial Institutions ("OSFI") released its Life Insurance Capital Adequacy Test Guideline ("LICAT"), which when implemented in 2018, will replace the current MCCSR Guideline. For additional information, see Risk Management - Recent Regulatory Developments.

Risk Management

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

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(1)	Net income refers to common shareholders' net income in this Risk Management section.

We realized $55 million (pre-tax) in net gains on the sale of AFS assets during the first quarter of 2017 ($75 million pre-tax in the first quarter of 2016). The net unrealized gains or OCI position on AFS fixed income and equity assets were $133 million and $148 million, respectively, after-tax as at March 31, 2017 ($86 million and $125 million, respectively, after-tax as at December 31, 2016).

The following table sets out the estimated immediate impact on or sensitivity of our net income and OCI, and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at March 31, 2017 and December 31, 2016.

Interest Rate and Equity Market Sensitivities

As at March 31, 2017(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(200)	$(100)	$50	$50
Potential impact on OCI	$550	$300	$(250)	$(550)
Potential impact on MCCSR(4)	8% points decrease	3% points decrease	3% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$250
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	3% points decrease	1% points decrease	2% points increase	4% points increase
As at December 31, 2016(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(200)	$(100)	$50	$50
Potential impact on OCI	$550	$250	$(250)	$(500)
Potential impact on MCCSR(4)	8% points decrease	3% points decrease	4% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$250
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	3% points decrease	1% points decrease	2% points increase	4% points increase

(1)	Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.
(2)	Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2017 and December 31, 2016 with no change to the Actuarial Standards Board ("ASB") promulgated Ultimate Reinvestment Rate ("URR"). Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(3)	The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at March 31, 2017 and December 31, 2016, and include new business added and product changes implemented prior to such dates.
(4)	The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2017 and December 31, 2016. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance.
(5)	Represents the respective change across all equity markets as at March 31, 2017 and December 31, 2016. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(6)	The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Interest rate sensitivities do not include any impact from changes to the ASB promulgated URR. In 2014, the ASB made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. When the ASB promulgated these changes, the intention was to review these assumptions every five years, or sooner if circumstances warrant. Given the continuing low interest rates, we expect the ASB will revisit the reinvestment assumptions in 2017 but the magnitude of any potential changes due to the promulgation remains uncertain. Based on current assumptions, as at March 31, 2017, our estimated sensitivity to a 10 basis point decrease in the URR would have been a decrease in net income of approximately $75 million. The actual impact could differ from the Company's estimate. The statements concerning expected URR changes are forward-looking.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
March 31, 2017	$(125)	$125
December 31, 2016	$(125)	$125

(1)	Sensitivities have been rounded to the nearest $25 million.
(2)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)	20 basis point decrease	20 basis point increase
March 31, 2017	$25	$(25)
December 31, 2016	$25	$(25)

(1)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at March 31, 2017 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

As at March 31, 2017
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,440	273	10,879	467
SLF U.S.	4,382	356	4,583	142
Run-off reinsurance(4)	2,682	471	1,811	455
Total	19,504	1,100	17,273	1,064

As at December 31, 2016
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,354	348	10,961	499
SLF U.S.	4,361	430	4,681	171
Run-off reinsurance(4)	2,695	494	1,864	469
Total	19,410	1,272	17,506	1,139

(1)	The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.
(2)	For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)	The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)	The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2016 to March 31, 2017 primarily resulted from the following factors:

(i)	the total fund values increased due to favourable equity market movements;
(ii)	the total value of guarantees decreased due to the net redemptions from legacy business;
(iii)	the total Amount at Risk decreased due to favourable equity market movements and the net redemptions from legacy business; and
(iv)	the total insurance contract liabilities decreased due to favourable equity market movements and the net redemptions from legacy business.

Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at March 31, 2017, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at March 31, 2017 and December 31, 2016.

Impact of Segregated Fund Hedging

March 31, 2017
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(250)	(500)	(200)	(550)
Hedging impact	250	500	150	450
Net of hedging	—	—	(50)	(100)

December 31, 2016
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(250)	(550)	(200)	(550)
Hedging impact	250	550	150	450
Net of hedging	—	—	(50)	(100)

(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)	Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(3)	Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2017 and December 31, 2016, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4)	Represents the change across all equity markets as at March 31, 2017 and December 31, 2016. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at March 31, 2017 would decrease net income(1) by approximately $200 million ($200 million decrease as at December 31, 2016). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at March 31, 2017 would increase net income by approximately $200 million ($200 million increase as at December 31, 2016).

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices, and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2016 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI, and Sun Life Assurance's MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2017 and December 31, 2016, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the March 31 and December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

_____________________
(1)	Net income sensitivities have been rounded to the nearest $25 million.

The sensitivities are based on methods and assumptions in effect as at March 31, 2017 and December 31, 2016, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in the annual MD&A under the headings Outlook and Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2016 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

Recent Regulatory Developments

On September 12, 2016, OSFI released its LICAT Guideline, a new capital adequacy guideline. When implemented in 2018, this guideline will establish new regulatory capital requirements for life insurance companies, which will replace the current MCCSR Guideline. Similar to the MCCSR Guideline, OSFI has indicated that it will regularly review the effectiveness of the LICAT Guideline and update it to keep abreast of developments in the life insurance industry and evolving risk measurement and management practices. The new guideline is expected to improve the alignment of capital with the risks that the company chooses to take on but is not expected to change the level of capital in the industry.

During 2017, the industry will be completing impact assessments of the guideline, which will inform OSFI whether further calibration or adjustments are necessary. During the first quarter of 2017, Sun Life participated in an impact assessment and for the remainder of 2017, SLF will participate in further testing and continue its ongoing dialogue with OSFI and industry participants.

Recently in the public domain there have been regulatory settlements with other companies regarding certain sales practices and compensation arrangements. Regulators in Canada are imposing enhanced standards on conduct related practices, including sales and compensation practices and related conflicts of interest. We are reviewing our own relevant practices, policies and procedures in these areas. Regulatory reviews, investigations, and settlements arising out of such matters could adversely affect our reputation and any changes we may make to our sales and compensation practices, policies and procedures could adversely impact our individual wealth business.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A, and AIF, for the year ended December 31, 2016.

Changes in Accounting Policies

We have adopted several amended IFRS standards in the current year. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period which began on January 1, 2017 and ended on March 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Reconciliation of Non-IFRS Financial Measures

Additional information on the use of non-IFRS measures, including the definition of underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, unless otherwise noted)	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16
Reported net income	551	728	737	480	540
Market related impacts	11	162	57	(72)	(40)
Assumption changes and management actions	1	10	54	(8)	(11)
Certain hedges in SLF Canada that do not qualify for hedge accounting	(2)	8	6	(6)	(13)
Fair value adjustments on MFS's share-based payment awards	(12)	10	(7)	20	7
Acquisition, integration and restructuring	(20)	(22)	(12)	(8)	15
Underlying net income (loss)	573	560	639	554	582
Reported EPS (diluted) ($)	0.89	1.18	1.20	0.78	0.88
Market related impacts ($)	0.01	0.26	0.09	(0.12)	(0.06)
Assumption changes and management actions ($)	—	0.02	0.09	(0.01)	(0.02)
Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	—	0.01	0.01	(0.01)	(0.02)
Fair value adjustments on MFS's share-based payment awards ($)	(0.02)	0.02	(0.01)	0.03	0.01
Acquisition, integration and restructuring ($)	(0.03)	(0.03)	(0.02)	(0.01)	0.02
Impact of convertible securities on diluted EPS ($)	—	(0.01)	—	—	—
Underlying EPS (diluted) ($)	0.93	0.91	1.04	0.90	0.95

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders' equity for the period.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons ("Constant Currency Adjustment"); (ii) Fair value and foreign currency changes on assets and liabilities ("FV Adjustment"); and (iii) reinsurance for the insured business in SLF Canada's GB operations ("Reinsurance in SLF Canada's GB Operations Adjustment").

	Quarterly results
($ millions)	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16
Revenue	7,009	2,366	7,892	9,533	8,782
Constant Currency Adjustment	(159)	(130)	(211)	(233)	—
FV Adjustment	658	(4,902)	1,182	3,223	2,730
Reinsurance in SLF Canada's GB Operations Adjustment	(749)	(695)	(696)	(679)	(688)
Adjusted revenue	7,259	8,093	7,617	7,222	6,740

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada's GB Operations Adjustment.

	Quarterly results
($ millions)	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16
Premiums and deposits	42,293	42,422	40,176	38,035	37,826
Constant Currency Adjustment	(1,332)	(995)	(1,805)	(2,055)	—
Reinsurance in SLF Canada's GB Operations Adjustment	(749)	(695)	(696)	(679)	(688)
Adjusted premiums and deposits	44,374	44,112	42,677	40,769	38,514

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

Impact of foreign exchange. Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements relating to our strategies, (ii) growth initiatives and other business objectives, (iii) statements that are predictive in nature or that depend upon or refer to future events or conditions, (iv) statements set out in this document under the heading Risk Management - Interest Rate and Equity Market Sensitivities, and (v) statements that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will", and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Financial Summary - Impact of the Low Interest Environment, Capital Management and Risk Management and in SLF Inc.'s 2016 AIF under the heading Risk Factors and the factors detailed in SLF Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to mortality, morbidity, longevity and policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks - related to global economic and political conditions; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the design and implementation of business strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; the execution and integration of mergers, acquisitions and divestitures; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call

The Company's first quarter 2017 financial results will be reviewed at a conference call on Wednesday, May 10, 2017, at 1:00 p.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q1 2019 period end. The conference call can also be accessed by phone by dialing 647-427-2311 (International) or 1-866-521-4909 (toll-free within North America). A replay of the conference call will be available from Wednesday, May 10, 2017 at 4 p.m. ET until 11:59 p.m. ET on Wednesday, May 24, 2017 by calling 416-621-4642 or 1-800-585-8367 (toll free within North America) using Conference ID: 99661659.

Consolidated Statements of Operations

	For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	March 31, 2017	March 31, 2016
Revenue
Premiums
Gross	$4,733	$4,259
Less: Ceded	1,169	1,081
Net premiums	3,564	3,178

Net investment income (loss):
Interest and other investment income	1,314	1,425
Fair value and foreign currency changes on assets and liabilities	658	2,730
Net gains (losses) on available-for-sale assets	55	75
Net investment income (loss)	2,027	4,230
Fee income	1,418	1,374
Total revenue	7,009	8,782

Benefits and expenses
Gross claims and benefits paid	4,032	3,705
Increase (decrease) in insurance contract liabilities	683	3,438
Decrease (increase) in reinsurance assets	135	(17)
Increase (decrease) in investment contract liabilities	13	10
Reinsurance expenses (recoveries)	(1,158)	(1,027)
Commissions	617	540
Net transfer to (from) segregated funds	(13)	(57)
Operating expenses	1,598	1,369
Premium taxes	91	78
Interest expense	80	81
Total benefits and expenses	6,078	8,120
Income (loss) before income taxes	931	662
Less: Income tax expense (benefit)	182	92
Total net income (loss)	749	570
Less: Net income (loss) attributable to participating policyholders and non-controlling interest	175	6
Shareholders' net income (loss)	574	564
Less: Preferred shareholders' dividends	23	24
Common shareholders' net income (loss)	$551	$540

Earnings (loss) per share
Basic	$0.90	$0.88
Diluted	$0.89	$0.88

Consolidated Statements of Financial Position

(unaudited, in millions of Canadian dollars)	March 31, 2017	December 31, 2016
Assets
Cash, cash equivalents and short-term securities	$6,939	$8,642
Debt securities	72,875	71,887
Equity securities	5,798	5,774
Mortgages and loans	40,875	40,775
Derivative assets	1,538	1,608
Other invested assets	3,970	3,931
Policy loans	3,135	3,141
Investment properties	6,595	6,592
Invested assets	141,725	142,350
Other assets	4,930	5,109
Reinsurance assets	5,029	5,144
Deferred tax assets	1,386	1,448
Intangible assets	1,678	1,703
Goodwill	5,296	5,317
Total general fund assets	160,044	161,071
Investments for account of segregated fund holders	101,055	97,167
Total assets	$261,099	$258,238
Liabilities and equity
Liabilities
Insurance contract liabilities	$115,490	$115,057
Investment contract liabilities	3,049	2,913
Derivative liabilities	2,226	2,512
Deferred tax liabilities	741	687
Other liabilities	11,391	12,399
Senior debentures	1,299	1,299
Subordinated debt	3,037	3,836
Total general fund liabilities	137,233	138,703
Insurance contracts for account of segregated fund holders	94,039	90,388
Investment contracts for account of segregated fund holders	7,016	6,779
Total liabilities	$238,288	$235,870

Equity
Issued share capital and contributed surplus	$10,948	$10,943
Shareholders' retained earnings and accumulated other comprehensive income	11,277	11,013
Total shareholders' equity	22,225	21,956
Participating policyholders' equity and non-controlling interest	586	412
Total equity	$22,811	$22,368
Total liabilities and equity	$261,099	$258,238

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2017, Sun Life Financial had total assets under management of $927 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:
Gannon Loftus
Director, Corporate Communications
Tel: 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:
Gregory Dilworth
Vice-President, Investor Relations
Tel: 416-979-6230
investor.relations@sunlife.com

SOURCE Sun Life Financial Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/09/c8789.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:00e 09-MAY-17